March 11, 2020

Via E-mail
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

         Re:     AVX Corporation
                 Schedule 13E-3 filed by AVX Corporation
                 Filed March 2, 2020
                 File No. 005-09319

                 Schedule 14D-9
                 Filed March 2, 2020
                 Filed by AVX Corporation
                 File No. 005-09319

Dear Mr. Katz:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Item 2

1. Please include the information from Item 2(f) in your Schedule 14D-9 disclosure.

Exhibit (c)(3)

2. We note you have requested confidential treatment for certain portions of this exhibit.
         Please note that we will conduct our review of your request separately.
 David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
March 11, 2020
Page 2

Schedule 14D-9

Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Executive
Officers, page 6

3. Please disclose the proceeds to be received by each director and executive officer as a result of tendering into the offer.

Background of the Offer, page 11

4. Delete the disclaimer in the first paragraph of this question. You may not disclaim your own disclosure.

Reasons for the Offer and the Merger, page 20

5. We note that the special committee considered the analyses conducted by Centerview.
       Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release
       No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Centerview's analyses and conclusion as its own and that the board of directors adopted the special committee's analyses and conclusion as its own.

Opinion of The Special Committee's Financial Advisor, page 26

6. Please revise this section to disclose the data underlying the results described in each analysis prepared by Centerview and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the financial metrics used in the
       Selected Public Company and the Selected Precedent Transaction analyses, and (ii) the company's projected results and the discount rate that were used in conducting the
       Discounted Cash Flow analysis (or a cross-reference to those projections).

7. Disclose the basis for Centerview's selection of the perpetuity growth rates used in the
       Discounted Cash Flow Analysis.

8.     Provide a summary of Centerview's presentations in January 2020. See
Item 1015(b) of
       Regulation M-A.

Projected Financial Information, page 33

9. We note that the projected financial information and forecasts are summarized. Please disclose the projections and forecasts in full.
 David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
March 11, 2020
Page 3

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions